Exhibit 3.1
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

Solar Park Initiatives, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

The first paragraph of Article 3 has been replaced as follows: The aggregate number of shares of all classes of capital stock which the corporation has authority to issue is 510,000,000 of which 500,000,000 are to be shares of common stock, $.001 par value, and 10,000,000 are to be blank check preferred stock, $.001 par value.  The shares may be issued by the corporation from time to time as approved by the board of directors of the corporation without the approval of the stockholders except as otherwise provided by Nevada Revised Statutes, these Articles of Incorporation, or the rules of a national securities exchange, if applicable.   The consideration for the issuance of the shares shall be paid to or received by the corporation in full before their issuance and shall not be less than the par value per share.  The consideration for the issuance of shares shall be cash, services rendered, personal property (tangible or intangible), real property, leases of real property or any combination of the foregoing.  In the absence of actual fraud in the transaction, the judgment of the board of directors as to the value of such consideration shall be conclusive.  Upon payment of such consideration such shares shall be deemed to be fully paid and non-assessable.  In the case of a stock dividend, the part of the surplus of the corporation, which is transferred to stated capital upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

50.2%

4.	Effective date of filing: (optional) (must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

X/s/David Surette____________________________________
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. Nevada Secretary of State Amend Profit-After Revised: 3-6-09
 Nevada Secretary of State Amend Profit-After Revised: 3-6-09